UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

LYONDELLBASELL INDUSTRIES N.V.

(Exact Name of Registrant as Specified in Charter)

The Netherlands	001-34726	98-0646235
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1221 McKinney St., Suite 300 Houston, Texas USA 77010	4th Floor, One Vine Street London The United Kingdom W1J 0AH	Stationsplein 45 3013 AK Rotterdam The Netherlands

(Addresses of principal executive offices)

Craig B. Glidden

Executive Vice President and Chief Legal Officer

(713) 309-7200

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Item 1.01 Conflict Minerals Disclosure

LyondellBasell Industries N.V. (the “Company”) has identified certain products manufactured by its polyolefins business for use in wire and cable applications that contain a “conflict mineral” (tin) as defined by Section 1502 of the Dodd Frank Wall Street Reform and Consumer Protection Act. The Company considers the use of this conflict mineral necessary for the production of these products. The Company in good faith has conducted a reasonable country of origin inquiry regarding the sources of this conflict mineral and, based on the results of this inquiry, the Company has no reason to believe that the conflict mineral may have originated from the Democratic Republic of Congo or its adjoining countries. The Company’s inquiry included seeking and obtaining written confirmations from each of the Company’s suppliers of the conflict mineral demonstrating that the supplier’s product did not come from the Democratic Republic of Congo or its adjoining countries. The Company has determined these supplier confirmations to be reasonably reliable based on its evaluation of the confirmations, the Company’s assessment of its supply chain to identify potential red flags, if any, in these confirmations and conducting follow-up with the relevant suppliers as necessary. These confirmations identify only South American smelters as being used by the applicable suppliers and include assurances that no conflict minerals sold to the Company originated in the Democratic Republic of Congo or its adjoining countries.

The Company does not believe, based on an internal assessment of its product portfolio, that any of its other products manufactured and sold in 2013 contain any conflict minerals.

This Conflicts Minerals Disclosure is also available on the Company’s website at http://www.lyondellbasell.com/InvestorRelations/FinancialReporting/SECFilings.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

LYONDELLBASELL INDUSTRIES N.V.

Date: May 30, 2014	By:	/s/ James L. Gallogly
James L. Gallogly, Chief Executive Officer